SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ----------------------

                                 AMENDMENT NO. 2
                                       TO
                                   SCHEDULE TO
                                 (RULE 14D-100)

          TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1) OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                             ----------------------

                             CANISCO RESOURCES, INC.
                       (Name of Subject Company (Issuer))

                        KENNY INDUSTRIAL SERVICES, L.L.C.
                       (Name of Filing Persons (Offeror))

                            CANISCO ACQUISITION, INC.
                       (Name of Filing Persons (Offeror))

                    COMMON STOCK, PAR VALUE $0.0025 PER SHARE
                         (Title of Class of Securities)

                                   137587-10-1
                      (CUSIP Number Of Class Of Securities)

                               Michael G. Rothman
                            Canisco Acquisition, Inc.
                            414 N. Orleans, Suite 202
                             Chicago, Illinois 60610
                            Telephone: (312) 645-9000
   (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)
                             ----------------------

                                 WITH A COPY TO:

                               Timothy R.M. Bryant
                             McDermott, Will & Emery
                             227 West Monroe Street
                             Chicago, Illinois 60606
                            Telephone: (312) 372-2000

                            CALCULATION OF FILING FEE
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                                 Previously Paid
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[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount Previously Paid:  Not applicable.  Filing Party: Not applicable.
         Form or Registration No.: Not applicable. Date Filed:   Not applicable.

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]      third-party tender offer subject to Rule 14d-1.

[ ]      issuer tender offer subject to Rule 13e-4.

[ ]      going-private transaction subject to Rule 13e-3.

[ ]      amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

         This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO filed by Kenny Industrial Services, L.L.C., a Delaware limited liability company ("Kenny"), and Canisco Acquisition, Inc., a Delaware corporation (the "Merger Subsidiary"). The Schedule TO relates to the offer by Merger Subsidiary to purchase all outstanding shares of common stock, par value $0.0025 per share (the "Shares"), of the Company at $1.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 17, 2000 (the "Offer to Purchase"), and the related Letter of Transmittal, copies of which were filed as Exhibits (a)(1) and
(a)(2), respectively and which are incorporated herein by reference (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). The information set forth in the Offer is incorporated herein by reference with respect to Items 1 through 9 and 11 through 13 of this Schedule TO. Except as amended and supplemented hereby, the Schedule TO remains in effect. All terms used but not defined herein shall have the meanings set forth in the Offer to Purchase.

ITEMS 1 THROUGH 9 AND 11 THROUGH 13

         Items 1 through 9 and Items 11 through 13 of the Schedule TO, which incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

         o Section 8 of the Offer to Purchase entitled "Certain Information Concerning the Company" is hereby amended and supplemented to delete the second sentence of the first paragraph and replace it with the following sentence:

                  "Although neither Merger Subsidiary nor Parent has any knowledge that would indicate that any statements contained herein based upon such reports and documents are untrue, they cannot guarantee that such information is complete or correct or that the Company has disclosed all events which may have occurred or which may affect the significance or accuracy of such information."

         o Section 14 of the Offer to Purchase entitled "Conditions to the Offer" is hereby amended and supplemented to delete the phrase "before the time of payment for any such Shares" in the last sentence of the first paragraph and replace such phrase with "on or prior to the Expiration Date."

         o Section 14 of the Offer to Purchase entitled "Conditions to the Offer" is hereby amended and supplemented to delete the phrase "and from time to time" in the first sentence of the last paragraph and replace such phrase with "on or prior to the Expiration Date (other than those dependent upon receipt of approvals by any Governmental Entity)".

         o Section 14 of the Offer to Purchase entitled "Conditions to the Offer" is hereby amended and supplemented to delete the phrase "and from time to time" at the end of the last sentence of the last paragraph and replace such phrase with "on or prior to the Expiration Date".

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                      KENNY INDUSTRIAL SERVICES, L.L.C.


                                      By:      /s/ Michael G. Rothman
                                               ---------------------------------
                                               Name: Michael G. Rothman
                                               Title:  Chief Executive Officer


                                      CANISCO ACQUISITION, INC.


                                      By:      /s/ Michael G. Rothman
                                               ---------------------------------
                                               Name: Michael G. Rothman
                                               Title:  President


Dated:   August 3, 2000



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